                                                             OMB APPROVAL
                                                     ---------------------------
                                                     OMB Number:       3235-0145
                                                     Expires:  December 31, 2005
                                                     Estimated average burden
                                                     hours per response.......11

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO.        )*
                                          --------

                              WORLD AIRWAYS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    COMMON STOCK ($.001 PAR VALUE PER SHARE)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   981424105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             STEPHEN S. TAYLOR, JR.
                              1376 N. Doheny Drive
                             Los Angeles, CA 90069
                             Phone # (310) 704-1290
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  May 14, 2003
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

          NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE
       NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID
                              OMB CONTROL NUMBER.

SEC 1746 (11-02)

CUSIP NO. 981424105
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).   N/A

    Stephen S. Taylor, Jr.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [ ]

    (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    PF
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

    N/A
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States Citizen
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    565,419
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY

OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    565,419
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     565,419
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

     N/A
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.10%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the Common Stock, par value $.001 per share, of World Airways, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at The HLH Building, 101 World Drive, Peachtree City,GA 30269.

ITEM 2.  IDENTITY AND BACKGROUND.

(a)      Name:  Stephen S. Taylor, Jr.

(b)      Business Address:  714 South Dearborn Street, Chicago, Illinois  60605.

(c)      Present Principal Occupation:  Private investor.

(d) Mr. Taylor has not, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five (5) years, Mr. Taylor was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)      Citizenship:  United States.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Mr. Taylor acquired 565,419 shares of the Issuer for total consideration of $585,630.35. The source of the funds was his personal resources.

ITEM 4.  PURPOSE OF TRANSACTION.

     The Reporting Person may, from time to time, purchase additional shares of the Issuer or sell shares of the Issuer depending on various factors including market price and availability of shares. Subject to the foregoing and the last sentence under this Item, the Reporting Person states that he purchased shares of the Issuer for investment. The Reporting Person considers the securities substantially undervalued. The Reporting Person may hold general discussions with management and/or other shareholders. The Reporting Person has no plans or proposals which relate to or which would result in:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)      Any action similar to any of those enumerated above.

The Reporting Person intends continually to review his investment in the securities of the Issuer and, based on such review and the circumstances, may form a plan or proposal which would relate to or result in one of the actions enumerated in paragraphs (a) through (j) above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) Stephen S. Taylor, Jr. has beneficial and legal ownership of 565,419 shares of the Issuer, of which 105,600 shares are held in an individual retirement account for his benefit. Accordingly, Mr. Taylor may be deemed to own beneficially a total of 565,419 shares of the Issuer, constituting 5.10% of the Issuer's shares of common stock outstanding as of April 30, 2003.

(b) Stephen S. Taylor, Jr. has the sole power to vote and to dispose or direct the disposition of 565,419 shares of the Issuer's common stock.

(c) Mr. Taylor made the following purchases of the Issuer's Common Stock on the open market since March 16, 2003 (the asterisks designate shares purchased in Mr. Taylor's Individual Retirement Account):


    Date                     No. Shares             Price/Share
    ----                     ----------             -----------
March 26, 2003                  2,000               $    .85
March 31, 2003                  4,700                    .80
April 1, 2003                   5,000                    .80
April 14, 2003                 15,000                    .80
April 14, 2003                  2,500*                   .81
April 16, 2003                  2,000                    .79
April 21, 2003                  5,000                    .77
April 22, 2003                    200*                   .81
April 23, 2003                 15,000                    .9385
April 24, 2003                 19,600                    .9548
April 25, 2003                 21,499                    .9614
April 25, 2003                  7,500*                   .94
April 28, 2003                  3,720                    .96
April 29, 2003                  5,000                    .99
April 30, 2003                 65,000                   1.0368
April 30, 2003                  1,500*                  1.00
April 30, 2003                  5,000                    .97
April 30, 2003                  5,000                   1.04
May 1, 2003                    11,000                   1.0350
May 1, 2003                     5,700*                  1.02
May 2, 2003                     5,000                   1.08
May 5, 2003                     2,500                   1.15
May 6, 2003                    25,000                   1.1875
May 6, 2003                    12,000*                  1.20

May 7, 2003                       100*                  1.17
May 8, 2003                     1,500*                  1.09
May 9, 2003                     6,000*                  1.14
May 13, 2003                    3,000                   1.04
May 14, 2003                   10,500                   1.0956
May 14, 2003                    2,600*                  1.07
May 14, 2003                    2,000                   1.06
May 14, 2003                      900                   1.07
May 14, 2003                    4,100                   1.04
May 14, 2003                    3,000                   1.06
May 15, 2003                    5,000                   1.10
May 15, 2003                    5,000                   1.1164
May 19, 2003                    5,000                   1.12

(d)      Not Applicable.

(e)      Not Applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

None.

                                   Signature


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



-------------------------------------------------------------------------------
Date

May 21, 2003
-------------------------------------------------------------------------------
Signature

Stephen S. Taylor, Jr.
-------------------------------------------------------------------------------
Name/Title